China Northern Medical Device, Inc.

180 Hongqi Da Jie, Suite 400

Nangang District, Haerbing City

Heilongjiang Province, China 150090

November 3, 2009

Via EDGAR

Mr. Kevin L. Vaughn

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

China Northern Medical Device, Inc.

SEC Comment Letter on 10-K for the Year Ended December 31, 2008 Filed April 6, 2009

File No.: 000-53089

Dear Mr. Vaughn:

We are in receipt of your comment letter dated October 14, 2009 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff. For convenience, the matters are listed below, followed by the Company’s responses:

Form 10-K for the Year Ended December 31, 2008

Report of Independent Registered Accounting Firm, page F-3

1.

We note your response to prior comment 1. In addition to the proposed revised language to be included in the fist paragraph of future audit opinions, please also confirm that the concluding opinion paragraph will include reference to the cumulative period financial information.

ANSWER:

We have discussed this comment with our auditor. Our audit indicates that it will expand its opinion in future filings to include an opinion on the cumulative inception to date financial statements. The first and concluding paragraph of the audit report will look like:

“We have audited the accompanying balance sheet of China Northern Medical Device, Inc. (a development stage company) as of December 31, 2008 and 2007, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2008, and the period March 26, 2007 (inception) though December 31, 2008. China Northern Medical Device, Inc’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.”

“In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Northern Medical Device, Inc. ( a development stage company) as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2008, and the period March 26, 2007 (inception) though December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.”

Representations

2.

We note that the acknowledgements you have provided are not in the exact form as requested. Specifically, we note that you have altered the language in the third bullet point. Please provide a written acknowledgment that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the deferral securities laws of the United States.

ANSWER:

We have provided and will provide acknowledgements in the exact form as requested herein and in the future response letter. Specifically, to the third bullet point, we herein acknowledges that: the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that:

•

The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Jinzhao Wu

Jinzhao Wu

President and CEO

2